UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(a)

(Amendment No. 22)*

Emerson Radio Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

291087203

(CUSIP Number)

Francis Hui

The Grande Holdings Limited

11th Floor, The Grande Building

398 Kwun Tong Road

Kowloon, Hong Kong

852-92371885

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

May 26, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) S&T International Distribution Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Grande N.A.K.S. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) The Grande Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This statement on Schedule 13D/A (the “Statement”) amends the Schedule 13D relating to shares of common stock (the “Shares”), of Emerson Radio Corp. (“Emerson”), as originally filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2005 (the “Initial Statement”) by The Grande Holdings Limited (“Grande Holdings”), Grande N.A.K.S. Ltd. (“N.A.K.S.”), S&T International Distribution Ltd. (“S&T” and, together with Grande Holdings and N.A.K.S., the “Reporting Persons”), and The Grande Group Limited (“GGL”), as amended by Amendment No. 1, dated March 7, 2006 (“Amendment No. 1”), Amendment No. 2, dated May 9, 2006 (“Amendment No. 2”), Amendment No. 3, dated May 25, 2006 (“Amendment No. 3”), Amendment No. 4, dated June 15, 2006 (“Amendment No. 4”), Amendment No. 5, dated July 7, 2006 (“Amendment No. 5”), Amendment No. 6, dated July 28, 2006 (“Amendment No. 6”), Amendment No. 7, dated August 10, 2006 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2006 (“Amendment No. 8”), Amendment No. 9, dated November 8, 2006 (“Amendment No. 9”), Amendment No. 10, dated February 7, 2007 (“Amendment No. 10”), Amendment No. 11, dated October 1, 2007 (“Amendment No. 11”), Amendment No. 12, dated November 1, 2007 (“Amendment No. 12”), Amendment No. 13, dated October 19, 2009 (“Amendment No. 13”), Amendment No. 14, dated July 5, 2012 (“Amendment No. 14”), Amendment No. 15, dated April 2, 2013 (“Amendment No. 15”), Amendment No. 16, dated August 9, 2013 (“Amendment No. 16”), and Amendment No. 17, dated September 13, 2013 (“Amendment No. 17”), Amendment No. 18, dated October 15, 2013 (“Amendment No. 18”), Amendment No. 19, dated January 15, 2014 (“Amendment No. 19”), Amendment No. 20, dated May 12, 2014 (“Amendment No. 20”), and Amendment No. 21, dated June 11, 2014 (“Amendment No. 21” and, together with the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, and Amendment No. 20, the “Previous Filings”).

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

“This statement is filed on behalf of each of the following Reporting Persons:

(1) Grande Holdings, a Bermuda corporation engaged in investment holding, the executive offices of which are located at 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

(2) N.A.K.S., a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are at 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

(3) S&T, a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are at 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit 17. Accordingly the Reporting Persons are hereby filing a joint Schedule 13D.

As of the date of this Statement, S&T has the direct power to vote and direct the disposition of the 15,243,283 Shares (the “Emerson Shares”). As the sole parent of S&T, N.A.K.S. has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T. As the sole parent of N.A.K.S., Grande Holdings has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T.

It is the understanding of the Reporting Persons that: Accolade (PTC) Inc. (“Accolade”) is the trustee of the Ho Family Trust; the Ho Family Trust indirectly through its subsidiaries holds a majority of the stock of Grande Holdings; and, as a result, Accolade has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T.

It is the understanding of the Reporting Persons that Mr. Ho is a discretionary beneficiary of the Ho Family Trust. Mr. Ho is also the Chairman of the Board of Emerson. As a result, Mr. Ho may be deemed to share the power to direct the voting and disposition of the Emerson Shares held for the account of S&T.

Set forth on Annex A to this Statement is a chart setting forth, with respect to each executive officer, director and controlling person of each Reporting Person, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

During the last five years, no Reporting Person nor any person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety to reflect the following:

“On May 26, 2016, Fok Hei Yu (who is also known by the anglicized name Vincent Fok), formerly a director and Chairman of the Board of Emerson, and Roderick John Sutton, both of FTI Consulting (Hong Kong) Limited, the previously reported Joint and Several Provisional Liquidators over Grande Holdings were released and discharged by the Hong Kong Court, the previously reported winding up of Grande Holdings was permanently stayed, Grande Holdings fulfilled all of the resumption conditions imposed on Grande Holdings by The Stock Exchange of Hong Kong Limited (“HKEX”) and Grande Holdings made application to the HKEX for the resumption of trading in its shares on the HKEX with effect from May 30, 2016 (the “Grande Resumption”). The resumption of trading of Grande Holdings’ shares on HKEX occurred on May 30, 2016.

Furthermore, it is the understanding of the Reporting Persons that upon the completion of the Grande Resumption, Accolade, as trustee of the Ho Family Trust, held an indirect majority interest in Grande Holdings, and as a result beneficially controls the voting and disposition of the 15,243,283 shares of Emerson beneficially owned by Grande Holdings through certain of Grande Holdings’ subsidiaries.

Also, effective May 30, 2016, the Chief Executive Officer of Emerson and a director of Emerson, Mr. Duncan Hon, was appointed Chief Executive Officer of Grande Holdings and an executive director of Grande Holdings.

On June 19, 2016, Mr. Ho was appointed to the Board of Directors of Emerson. Mr. Ho will serve as Chairman of the Board of Emerson, a position he previously held with Emerson from July 2006 until November 2013. In addition, on June 19, 2016, Messrs. Michael Binney and Kin Yuen were appointed to fill vacancies on the Board of Directors of Emerson. The vacancies resulted from the resignation of five Emerson directors following the completion of the restructuring of Grande Holdings. The Emerson Board of Directors has been reduced from seven to five members, and following the three above-referenced appointments, there are no remaining vacancies on the Emerson Board of Directors. Messrs. Ho, Binney and Yuen were recommended to the Emerson Board of Directors by the Reporting Persons. Mr. Binney also serves as Deputy Chief Executive Officer – Financial Accounting and Company Secretarial of Grande Holdings, with effect from June 20, 2016. Messrs. Ho, Binney and Yuen, as three of the five members of the Emerson Board of Directors, may have influence over the corporate activities of Emerson, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of Emerson at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in Emerson through, among other things, the purchase or sale of securities of Emerson on the open market or in private transactions or otherwise, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales involving Emerson or certain of Emerson’s businesses or assets including advocating for a sales process, including a transaction in which the Reporting Persons may participate, strategy and plans of Emerson, or may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to review their investment in Emerson on a continuing basis and will from time to time in the future continue to express their views to and/or meet with management, the Board, other shareholders or third parties, including, service providers and financing sources, and/or may formulate plans or proposals regarding Emerson, its assets or its securities. Such proposals or positions may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

“S&T is the record owner of the Emerson Shares. As the sole stockholder of S&T, N.A.K.S. may be deemed to own beneficially the Emerson Shares. As the sole stockholder of N.A.K.S, Grande Holdings may be deemed to own beneficially the Emerson Shares.

It is the understanding of the Reporting Persons that: Accolade is the trustee of the Ho Family Trust; the Ho Family Trust indirectly through its subsidiaries holds a majority of the stock of Grande Holdings; and, as a result, Accolade may be deemed to own beneficially the Emerson Shares.

It is the understanding of the Reporting Persons that Mr. Ho is a discretionary beneficiary of the Ho Family Trust. Mr. Ho is also the Chairman of the Board of Emerson. As a result, Mr. Ho may be deemed to own beneficially the Emerson Shares.

On May 26, 2016, Mr. Fok Hei Yu and Mr. Roderick John Sutton, both of FTI Consulting (Hong Kong) Limited, were released and discharged as the provisional liquidators of Grande Holdings.

(a) Each of the Reporting Persons may be deemed to own beneficially 56.2% of the Shares of Emerson, which percentage is calculated based upon 27,129,832 Shares reported to be outstanding as of February 16, 2016. Each of the Reporting Persons, except S&T, disclaims beneficial ownership of the Emerson Shares.

(b) For each Reporting Person, the following are the number of shares as to which such person has:

i. sole power to vote or to direct the vote: 0 shares.

ii. shared power to vote or to direct the vote: 15,243,283 shares.

iii. sole power to dispose or to direct the disposition: 0 shares.

iv. shared power to dispose or to direct the disposition: 15,243,283 shares.

(c) None of the Reporting Persons has effected any transaction in the Emerson Shares during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Emerson Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.”

Item 7. Material to Be Filed as Exhibits.

Exhibit 16: Announcement by The Grande Holdings Limited, dated May 26, 2016.**

Exhibit 17: Joint Filing Agreement, dated August 29, 2016 by and among Grande Holdings, N.A.K.S. and S&T.**

**	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GRANDE HOLDINGS LIMITED

Dated: August 29, 2016	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Chief Financial Officer

GRANDE N.A.K.S. LTD

Dated: August 29, 2016	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Chief Financial Officer

S&T INTERNATIONAL DISTRIBUTION LTD.

Dated: August 29, 2016	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Chief Financial Officer

The original statement shall be signed by each person on whose behalf the Statement is filed or his authorized representative. If the Statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

ANNEX A

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of The Grande Holdings Limited (“The Grande Holdings”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for The Grande Holdings, 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship

Sino Bright Enterprises Co., Ltd. 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong	Controlling Shareholder	Not applicable	British Virgin Islands

Duncan Hon	Chief Executive Officer and Executive Director	Chief Executive Officer and Executive Director of Grande Holdings	Chinese

Tang Hoi Nam	Executive Director and Chairman of the Board	Executive Director and Chairman of the Board of Grande Holdings	Chinese

Eduard William Rudolf Helmuth Will 21st Floor, 193 King’s Road, Hong Kong	Executive Director	Investment Banker	German

Manjit Singh Gill 57 Cantonment Road, Singapore 089755, Singapore	Executive Director	Managing Director of Vigers Group Pte Ltd	Singapore

James Mailer Flat 3A, CNT Bisney, 28 Bisney Road, Pokfulam, Hong Kong	Independent Non-executive Director	Director of J. Mailer Associates Limited	British

Kenneth Raymond Deayton 6th Floor, Wyndham Place, Wyndham Street, Central, Hong Kong	Independent Non-executive Director	Chief Executive Officer of HKTC Corporate Services Limited	Australian

Victor Chen Xiaoping 12th Floor, Entertainment Building, 30 Queens Road Central, Central, Hong Kong	Independent Non-executive Director	Director and Chief Executive Officer of Ricco Capital (Holdings) Limited	Chinese

Michael Binney	Deputy Chief Executive Officer	Deputy Chief Executive Officer of Grande Holdings	British

Francis Hui	Chief Financial Officer and Company Secretary	Chief Financial Officer and Company Secretary of Grande Holdings	Chinese

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Grande N.A.K.S. Limited (“NAKS”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for NAKS (c/o The Grande Holdings Limited), 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship

The Grande Holdings Limited	Controlling Shareholder	Not applicable	Bermuda

Duncan Hon	Director	Chief Executive Officer and Executive Director of Grande Holdings	Chinese

Tang Hoi Nam	Director	Executive Director and Chairman of the Board of Grande Holdings	Chinese

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of S&T International Distribution Ltd.(“S&T”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for S&T (c/o The Grande Holdings Limited), 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship

Grande N.A.K.S. Ltd	Director and Controlling Shareholder	Not applicable	British Virgin Islands

Duncan Hon	Director	Chief Executive Officer and Executive Director of Grande Holdings	Chinese

Tang Hoi Nam	Director	Executive Director and Chairman of the Board of Grande Holdings	Chinese